Contact

www.linkedin.com/in/sorgod
(LinkedIn)

Top Skills

Team Leadership
Marketing Communications
Project Management

Certifications

Real-time Advertising Fundamentals

Publications

The Untapped Value of Workforce
Housing

Soren Godbersen

Chief Growth Officer at EquityMultiple
New York, New York, United States

Summary

I am motivated by impact ideas and opportunities for large scale innovation. I tell stories that should be told, in compelling ways, without the fluff.

I am responsible for all marketing and communications at EQUITYMULTIPLE - the platform connecting individuals with pre-vetted, institutional commercial real estate investments.

In principal Product Marketing roles, I authored content to forward CommerceHub's well-earned positions as preeminent Ecommerce thought leaders. Through Social Media, Content Marketing, and tactical blogging, I have brought greater awareness to game-changing software solutions. Conveying tough concepts elegantly and legibly is a challenge I always welcome.

As a Marketing Manager, I worked with numerous IR 100 clients - such as Nordstrom and Office Depot - to ensure that their product catalogs are represented prominently and attractively, that their marketing dollars are well-spent, and that their business continued to grow; on Amazon, Google, eBay, and everywhere else users shop online. I combined Business Intelligence skills, a holistic expertise of online marketing channels, and a love of analytics to bring my clients unparalleled service and performance focus.

As a Product Manager, I have worked closely with Agile development teams to rapidly deliver business value, heading product initiatives involving real-time bidding (RTB) systems, ad technology APIs, and optimal SaaS user experience. I have interfaced with Sales and Account Management teams to understand customer needs, and to author marketing collateral around new feature releases.

Specialties

Digital advertising and marketing: SEM, display advertising, demand-side platforms, social marketing, creative optimization, attribution analytics. New feature evangelism. Client and partner relations, Agile software development, relational database systems, program management, product management, project management

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Experience

EquityMultiple
8 years 8 months

Chief Growth Officer
October 2020 - Present (3 years 4 months)

As Chief Growth Officer, my role encompasses all standard CMO duties — spanning performance marketing, brand development, marcom, and content marketing — as well as growth-related product management; investor relations; and corporate development.

Vice President, Marketing
June 2015 - October 2020 (5 years 5 months)

At EQUITYMULTIPLE I am responsible for overseeing investor-acquisition efforts, digital ad channels, content marketing, brand architecture and customer communications.

CommerceHub
Principal Product Marketing Manager
January 2015 - July 2015 (7 months)

Mercent - A CommerceHub Solution
2 years 10 months

Product Marketing Manager
January 2014 - December 2014 (1 year)

• Grow and manage CommerceHub's external marketing content to cultivate industry presence, foster thought leadership in the ecommerce space and enable CommerceHub's sales efforts
• Evangelize new product features and technology partnerships to CommerceHub's existing client base and target customer segment, concisely and cogently messaging customer benefit

• Position CommerceHub's technology and services within outbound marketing channels – social, email and search – to generate inbound leads and create customer belief

Marketing Manager
March 2012 - January 2014 (1 year 11 months)

Actively manage marketing budgets on behalf of Internet Retailer Top 100 companies to achieve aggressive sales and performance goals across online marketplaces, comparison shopping engines, and other shopping channels – including Amazon Marketplace, Google Product Listing Ads, Facebook
Operate a sophisticated, data-driven technology suite to optimize merchant clients' catalog assortments; groom and repair shopping feed data. Analysis involves advanced use of Excel, Regular Expressions and SQL, as well as Mercent's proprietary software
Manage projects to augment online presence of clients and actively pursue new, innovative means of driving sales growth; work with channel partners and internal resources to participate in Beta marketing programs

AdReady
2 years 4 months

Product Manager
March 2011 - February 2012 (1 year)

• Managed Agile Software Development teams to deliver business value rapidly and at predictable intervals
• Work with Sales, Marketing and Strategic Partnerships teams to identify opportunities for product growth, analyze potential business value, devise go-to-market strategy, and assist in authorship of marketing collateral
• Write specs and design prototypes for new products and enhancements to existing products, incorporating end-user feedback and learnings from competitive studies

Account Manager
November 2009 - March 2011 (1 year 5 months)

Strategic Partnerships
• Managed relationship with American Express OPEN to launch and scale a co-branded online display advertising product: supervised and coordinated over 15 team members – across multiple teams – to ensure timely product development and compliance with contract stipulations
• Vetted partnership contracts and managed workflow of multi-faceted partnership integration

• Consulted with partner stakeholders to identify customer profiles; gathered and presented market insights

Agency Account Manager
• Managed relationships with small and medium-sized agency clients; helping clients build and test creative, purchase online display inventory effectively, and optimize online display campaigns toward marketing goals
• Travelled to make in-person presentations to agency clients: highlighted new features, new sources of inventory, and best practices in online display advertising, thus evangelizing for greater media spend through AdReady's platform and driving revenue
• Acquired a deep knowledge of adserving technology, auction-based markets for online media, and analytic practices in digital marketing

Inviso Business Intelligence
Business Analyst
March 2008 - November 2009 (1 year 9 months)

• Conducted sophisticated database analysis using disparate data sources to build dynamic reporting dashboards, thus giving MS Sales units granular, actionable views of their sales and marketing performance
• Engaged in challenging analytical business logic and data manipulation work; gained high level of proficiency with Microsoft SQL Server Management Studio, SQL Server Visual Studio, Microsoft Access and Excel
• Presented high-visibility reporting for senior-level stakeholders while working on tight deadlines

Egg Brand Communications
Marketing Intern
November 2007 - March 2008 (5 months)

Assisted in producing budget estimates for clients
Gained familiarity with marketing principles and strategies
Exercised typing and transcription skills

Education

Whitman College
Bachelor of Arts, Economics · (2003 - 2007)